Exhibit 99.2

ProQR Announces First Quarter 2021 Operating and Financial Results

●	Phase 2/3 pivotal Illuminate trial of sepofarsen for LCA10 enrollment complete with top-line data anticipated in H1 2022
●	Positive data reported from the Phase 1/2 clinical trial of QR-421a for the treatment of Usher syndrome and non-syndromic retinitis pigmentosa, with plans to advance the program into two pivotal Phase 2/3 trials before year end
●	Exclusive worldwide license and discovery collaboration for non-ophthalmic target with Yarrow Biotechnology, an RTW Investments, LP incubated company
●	Strengthened balance sheet with $103.5 million gross proceeds from public offering

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 6, 2021 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies for genetic eye diseases, today reported its financial and operating results for the first quarter ended March 31, 2021 and provided a business update.

“During the first quarter we made significant progress, including completing enrollment in the pivotal trial of sepofarsen, reporting positive clinical data for QR-421a, and strengthening our financial position with a public offering,” said Daniel A. de Boer, Founder and CEO of ProQR. “Based on the findings from the Phase 1/2 Stellar trial of QR-421a, we are preparing to initiate two pivotal Phase 2/3 trials for this program before year end. We are on track to share the first clinical data for QR-1123 for adRP in the second half of the year, as well as an update from the InSight Phase 1/2 extension study of sepofarsen for LCA10. Our fourth ophthalmology pipeline program, QR-504a for Fuchs endothelial corneal dystrophy, is expected to advance to clinical testing in the second quarter.”

De Boer continued, “The collaboration with RTW and Yarrow Biotechnology is an important endorsement of the broad applicability of our platform, and we are pleased to partner with them, aiming to bring a therapy to patients in an area of unmet need for a non-ophthalmic disease. We strengthened our balance sheet this quarter, allowing us to further the clinical development of our four pipeline programs for genetic eye diseases, to progress our earlier-stage pipeline candidates, and to advance our Axiomer® and Trident™ RNA-editing technology platforms.”

Business Operations and Program Updates

Sepofarsen for Leber congenital amaurosis 10 (LCA10):

●	In April, the first patient was dosed in the Phase 2/3 Brighten trial of sepofarsen in LCA10. The primary objective of the Brighten study is to evaluate safety and tolerability of sepofarsen in patients under 8 years of age.
●	In April, Nature Medicine published a case study highlighting a patient who is homozygous for the c.2991+1655A>G mutation in CEP290 and was part of a larger cohort in the Phase 1/2 clinical trial of sepofarsen. Improvements were noted in concordant measures of visual function and retinal structure, including visual acuity, light sensitivity, and visual fields.
●	In April, an oral presentation was given at the annual meeting of the American Association for Pediatric Ophthalmology and Strabismus (AAPOS) reviewing the Phase 1/2 data for sepofarsen. An oral presentation will be given at the Association for Research in Vision and Ophthalmology (ARVO) on May 6, which is an encore presentation of the InSight second treated eye data.
●	Upcoming anticipated sepofarsen events:
●	Report top-line results from the pivotal Phase 2/3 Illuminate trial in H1 2022. The Illuminate trial completed enrollment in January following randomization of 36 patients aged 8 years or older to receive either sepofarsen at the target registration dose, a low dose, or sham treatment. The primary endpoint for Illuminate is mean change from baseline in best-corrected visual acuity (BCVA) at Month 12.
●	Report updated data from the next interim analysis of the Phase 1/2 InSight extension study in H2 2021.

QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa (nsRP):

●	In March, the Company reported results from a planned analysis of the Phase 1/2 Stellar trial demonstrating concordant benefit on multiple measures of vision, including visual acuity, visual fields, and the objective measure of optical coherence tomography (OCT) retinal imaging, after a single dose of QR-421a. QR-421a was observed to be well tolerated with no serious adverse events reported.
●	Based on the findings from Stellar, the Company plans to advance QR-421a into two pivotal Phase 2/3 trials by year end, pending finalization of the study designs with Regulatory authorities. Each trial could potentially serve as the sole registration trial.
●	The “Sirius” trial is a Phase 2/3 study that will focus on advanced patients with baseline BCVA ≤20/40. The primary endpoint in this trial will be BCVA at 18 months, with potential for an earlier interim analysis.

●	The “Celeste” trial is a Phase 2/3 study that will focus on early-moderate patients. The primary endpoint in this trial will be based on static perimetry at 18 months, with potential for an earlier interim analysis.
●	In April, preclinical data for QR-421a were published in Molecular Therapy.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP):

●	ProQR anticipates reporting initial data from the single dose cohorts (n=8) of the Phase 1/2 Aurora trial in 2021.

QR-504a for Fuchs Endothelial Corneal Dystrophy (FECD):

●	The Fuchs Focus study is expected to start enrolling patients in Q2 2021. This study will evaluate safety, tolerability, and molecular biomarker(s), i.e., target engagement, in the corneal endothelium following a single intravitreal injection of QR-504a in approximately 10 patients with FECD who are scheduled for corneal transplant with concurrent lens replacement.
●	ProQR anticipates reporting initial data from this trial in 2022.

Business updates:

●	The Company closed an underwritten public offering of 13,846,154 ordinary shares on April 5, 2021 at a price of $6.50 per share. The closing included the full exercise of underwriters’ option to purchase 2,076,923 additional shares. Gross proceeds totaled approximately $103.5 million.
●	In May, Yarrow Biotechnology, Inc., an RTW Investments, LP incubated company, licensed exclusive rights to ProQR’s antisense oligonucleotide technology to develop and commercialize potential therapies for an undisclosed non-ophthalmic target. Under the terms of the agreement, ProQR is eligible to receive up to $115 million of upfront and milestone payments, plus single digit percentage royalties on the net sales of any resulting products during the royalty term. ProQR will also have the right to receive an undisclosed percentage of equity in the form of shares of common stock of Yarrow.

Financial Highlights

At March 31, 2021, ProQR held cash and cash equivalents of €67.9 million, compared to €75.8 million at December 31, 2020. Net cash used in operating activities during the three-month period ended March 31, 2021 was €11.8 million, compared to €15.0 million for the same period last year.

Research and development (R&D) costs were €8.9 million for the quarter ended March 31, 2021 compared to €12.8 million for the same period last year.

General and administrative costs were €3.3 million for the quarter ended March 31, 2021 compared to €3.9 million for the same period last year.

Net loss for the three-month period ended March 31, 2021 was €12.6 million, or €0.25 per diluted share, compared to €16.1 million, or €0.32 per diluted share, for the same period last year. For further financial information for the period ending March 31, 2021, please refer to the financial statements appearing at the end of this release.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is being evaluated in the pivotal Phase 2/3 Illuminate trial and is a first-in-class investigational RNA therapy designed to address the underlying cause of Leber congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher Syndrome Type 2 and Non-Syndromic Retinitis Pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2 are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2 and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About QR-421a

QR-421a is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Autosomal Dominant Retinitis Pigmentosa (adRP)

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive problems in night vision during childhood, leading to visual field loss and frequently resulting in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells and at the same time diminishes the function of the wild type allele. Over time this results in cell death and progressive vision loss. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About QR-1123

QR-1123 is being evaluated in the Phase 1/2 Aurora trial and is a first-in-class investigational RNA therapy designed to treat adRP due to the P23H mutation in the RHO gene. QR-1123 was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018. QR-1123 has been granted Orphan Drug designation in the United States and received Fast Track designation from the FDA.

About Fuchs Endothelial Corneal Dystrophy (FECD)

Fuchs endothelial corneal dystrophy (FECD) type 3 is a common genetic disease that leads to progressive degeneration of the corneal endothelium resulting in corneal edema, scarring and vision loss. Blisters on the cornea are a major cause of pain in patients with advanced FECD. Currently there are no treatment options available to stop or slow down FECD and disease management is aimed to reduce symptoms. The only effective therapy for late-stage FECD is corneal transplantation. The availability of donors, risk of rejection, and the inherent risk of such surgeries are some of the limitations of this option. FECD is a common disorder affecting more than 4% of people over the age of 40 in the United States, with similar numbers reported for other parts of the World. Trinucleotide repeat (TNR) expansion mutations in the TCF4 gene are a common cause of FECD. In people of European descent, around 75% of FECD patients have TNR expansions in TCF4.

About QR-504a

QR-504a is a first-in-class investigational RNA therapy designed to address the underlying cause of Fuchs endothelial corneal dystrophy (FECD) due to trinucleotide repeat (TNR) expansion mutations in the TCF4 gene. The TNR expansions cause the TCF4 RNA to aggregate in the corneal endothelial cells forming the characteristic nuclear RNA foci and eventually resulting in FECD. QR-504a is designed to target the TNRs in the TCF4 RNA. The aim is to reduce aggregation and the formation of RNA foci to prevent or stop corneal degeneration in patients with FECD. QR-504a is intended to be administered through intravitreal injections in the eye.

About Axiomer and Trident

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

Our TRIDENT™ RNA pseudouridylation platform enables the suppression of nonsense mutations and premature stop codons (PTC) that cause human genetic diseases. Since all premature stop codons contain uridine, pseudouridylation of that uridine converts those nonsense codons into sense codons. TRIDENT technology harnesses endogenously expressed pseudouridylation machinery to guide RNAs to inhibit nonsense mRNA-mediated decay (NMD) in a sequence-specific manner and promote PTC readthrough. The TRIDENT technology has the potential to be applied in approximately 11% of all genetic mutations.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies for the treatment of severe genetic rare diseases such as Leber congenital amaurosis 10, Usher syndrome and retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding QR-421a and the clinical development and the therapeutic potential thereof, statements regarding QR-1123 and the clinical development and therapeutic potential thereof, statements regarding the QR-504a and the clinical development and therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, including timing of commencing clinical trials and enrollment of patients therein, our other programs and business operations (including Axiomer and Trident), the expected impact of the COVID-19 on our business operations, including our research and development plans and timelines and the supply chain for our clinical and development programs, statements regarding the collaboration with RTW and Yarrow and the intended benefits thereof, including milestone and royalty payments from commercial product sales, if any, from the products covered by the collaboration and the issuance of equity in Yarrow to ProQR and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Hans Vitzthum
LifeSci Advisors
T: +1 617 535 7743
hans@lifesciadvisors.com

Media Contact:
Cherilyn Cecchini, MD
LifeSci Communications
T: +1 646 876 5196
ccecchini@lifescicomms.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	67,878	75,838
Prepayments and other receivables	4,534	3,762
Social securities and other taxes	454	421

Total current assets	72,866	80,021

Property, plant and equipment	18,122	18,601
Investments in associates	—	107
Investments in financial assets	621	—

Total assets	91,609	98,729

Equity and liabilities
Equity
Equity attributable to owners of the Company	49,736	57,091
Non-controlling interests	(556)	(545)
Total equity	49,180	56,546

Current liabilities
Borrowings	1,337	1,135
Lease liabilities	1,021	1,260
Derivative financial instruments	1,604	839
Trade payables	275	221
Current income tax liability	—	—
Social securities and other taxes	296	22
Pension premiums	—	6
Deferred income	570	700
Other current liabilities	5,391	6,118

Total current liabilities	10,494	10,301

Borrowings	16,506	16,189
Lease liabilities	15,429	15,693

Total liabilities	42,429	42,183

Total equity and liabilities	91,609	98,729

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2021	2020
	€ 1,000	€ 1,000
Other income	141	263

Research and development costs	(8,905)	(12,825)
General and administrative costs	(3,339)	(3,918)

Total operating costs	(12,244)	(16,743)

Operating result	(12,103)	(16,480)
Finance income and expense	(293)	536
Results related to associates	(107)	(134)
Gain on recognition of financial asset	621	—
Results related to financial liabilities measured at fair value through profit or loss	(729)	—

Result before corporate income taxes	(12,611)	(16,078)
Income taxes	(7)	—

Result for the period	(12,618)	(16,078)
Other comprehensive income (foreign exchange differences on translation of foreign operation)	396	256

Total comprehensive income	(12,222)	(15,822)

Result attributable to
Owners of the Company	(12,607)	(16,055)
Non-controlling interests	(11)	(23)
	(12,618)	(16,078)
Total comprehensive income attributable to
Owners of the Company	(12,211)	(15,799)
Non-controlling interests	(11)	(23)
	(12,222)	(15,822)

Share information
Weighted average number of shares outstanding[1]	50,811,135	49,906,033

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.25)	(0.32)
Diluted loss per share[1]	(0.25)	(0.32)
1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(16,055)	(16,055)	(23)	(16,078)
Other comprehensive income	—	—	—	—	—	256	—	256	—	256
Recognition of share-based payments	—	—	—	2,870	—	—	—	2,870	—	2,870
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(220,958)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(2)	—	—	2	—	—	—
Share options exercised	220,958	—	469	(304)	—	—	304	469	—	469

Balance at March 31, 2020	53,975,838	2,159	287,683	19,115	—	407	(227,495)	81,869	(519)	81,350

Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(12,607)	(12,607)	(11)	(12,618)
Other comprehensive income	—	—	—	—	—	396	—	396	—	396
Recognition of share-based payments	112,657	5	382	1,248	—	—	—	1,635	—	1,635
Issuance of ordinary shares	585,398	23	2,629	—	—	—	—	2,652	—	2,652
Treasury shares transferred	(180,126)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(89)	—	—	89	—	—	—
Share options exercised	180,126	—	569	(388)	—	—	388	569	—	569

Balance at March 31, 2021	54,829,608	2,193	292,337	24,596	280	207	(269,877)	49,736	(556)	49,180

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,
	2021	2020
	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(12,618)	(16,078)
Adjustments for:
— Depreciation	631	522
— Share-based compensation	1,248	2,870
— Financial income and expenses	293	(536)
— Results related to associates	107	134
— Gain on recognition of financial asset	(621)	—
— Results related to financial liabilities measured at fair value through profit or loss	729	—
— Net foreign exchange gain / (loss)	396	256
— Income tax expenses	7	—

Changes in working capital	(1,348)	(2,200)
Cash used in operations	(11,176)	(15,032)

Corporate income tax paid	(7)	—
Interest received	—	29
Interest paid	(578)	(4)

Net cash used in operating activities	(11,761)	(15,007)

Cash flow from investing activities
Purchases of property, plant and equipment	(32)	(198)

Net cash used in investing activities	(32)	(198)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	2,652	—
Proceeds from exercise of share options	569	469
Proceeds from borrowings	—	290
Proceeds from convertible loans	—	—
Repayment of lease liability	(236)	(202)

Net cash generated by financing activities	2,985	557

Net decrease in cash and cash equivalents	(8,808)	(14,648)

Currency effect cash and cash equivalents	848	761
Cash and cash equivalents, at beginning of the period	75,838	111,950

Cash and cash equivalents at the end of the period	67,878	98,063